EXHIBIT 12(a)
WELLS FARGO & COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
	Quarter ended March 31,
($ in millions)	2014	2013

Earnings including interest on deposits (1):
Income before income tax expense	$8,352	7,640
Less: Net income from noncontrolling interests	182	49
Income before income tax expense and after noncontrolling interests	8,170	7,591
Fixed charges	1,094	1,248
	9,264	8,839

Fixed charges (1):
Interest expense	997	1,151
Estimated interest component of net rental expense	97	97
	$1,094	1,248

Ratio of earnings to fixed charges (2)	8.47	7.08

Earnings excluding interest on deposits:
Income before income tax expense and after noncontrolling interests	$8,170	7,591
Fixed charges	815	879
	8,985	8,470

Fixed charges:
Interest expense	997	1,151
Less: Interest on deposits	279	369
Estimated interest component of net rental expense	97	97
	$815	879

Ratio of earnings to fixed charges (2)	11.02	9.64

(1)	As defined in Item 503(d) of Regulation S-K.
(2)

These computations are included herein in compliance with Securities and Exchange Commission regulations.  However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there was no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.

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